Testing the Waters Communications

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Oner Network
@OnerNetwork

🌍 Families & businesses lose billions to unfair fees.

Starting from $100, you can back @OnerNetwork—making global payments fair for billions.

👉 wefunder.com/oner

Your investment supports innovation, creates impact, and helps build a fairer financial system for all.


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Invest in Oner Network: The Intelligent Financial Network for Faster, Fairer Payments W...

From wefunder.com

12:35 PM · Sep 17, 2025 · **1,629** Views

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Oner Network @OnerNetwork · Sep 17

💡 This investment opportunity is open to all, including non-accredited investors, subject to Wefunder (SEC-registered & FINRA member) terms. Questions? 👉 wefunder.com/oner. Invest responsibly.

Oner Network, Inc. is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Oner Network
7,259 followers
1mo • Edited •

Starting from $100, you can invest in Oner Network—making global payments fair for billions. 👉 https://wefunder.com/oner

🌍 Families & businesses lose billions to unfair fees.
Your investment supports innovation, creates impact, and helps build a fairer financial system for all.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. See the company's page on Wefunder and review the full disclaimer here: help.wefunder. com/testing-the-waters-legal-disclosure



Invest in Oner Network: The Intelligent Financial Network for Faster, Fairer Payments Worldwide
wefunder.com

Mirko Turrina and 41 others · 2 comments · 6 reposts

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Comment as Oner Network...

Oner Network reposted this



Mirko Turrina · 1st
Leading strategic partnerships and problem-solving in APAC markets.
1w •

I'm always drawn to valuable innovations!

To the best of my knowledge, ONER Network is the first startup prepared ...more

Oner Network
7,259 followers
1mo • Edited •

Starting from $100, you can invest in Oner Network—making global payments fair for billions. 👉 https://wefunder.com/oner

🌍 Families & businesses lose billions to unfair fees.
Your investment supports innovation, creates impact, and helps build a fairer financial system for all.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. See the company's page on Wefunder and review the full disclaimer here: help.wefunder. com/testing-the-waters-legal-disclosure



Invest in Oner Network: The Intelligent Financial Network for Faster, Fairer Payments Worldwide
wefunder.com

You and 6 others · 7 reposts

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🌍 **Families & businesses lose billions to unfair fees.**

Starting from $100, you can invest in @OnerNetwork—making global payments fair for billions.

👉 https://wefunder.com/oner

Your investment supports innovation, creates impact, and helps build a fairer financial system for all.

Oner Network, Inc. is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

🔥 4 💯 2 276 edited 16:43

18 September

Invest in Oner Network

👉 wefunder.com/oner 👈
(reservations are now open)

The Oner team of 30+ features experts from JPMorgan, World Bank, IBM, Goldman Sachs, Credit Suisse, Oracle, Unidef & Polygon. We have built/scaled products used by millions, and led infra and global brands.

This is a "testing the waters" communication under Regulation Crowdfunding.

🔥 4 ❤️ 1 263 edited 00:30

Oner Network
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Invest in Oner Network and help shape an intelligent financial future. Discover more at https://wefunder.com/oner


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Your Backing Powers Fairer Payments for Billions Worldwide.
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Subject

Exclusive Invitation: Early Bonus Available 17

Message text

B I X² X₂ Insert custom fields

Dear %FIRSTNAME%,

We'd love to have you join **Oner Network's early investment round** — with limited early-access bonuses available.

👉 **Learn more**

Building a smarter, faster, and more affordable financial network for both humans and AI.
Over 85 investors have already joined us — open to **all investors, accredited and non-accredited**.

Warm regards,
****
Explore our story, invest, chat with us, or book a quick call here.

Custom footer & Terms and Conditions

☑ Add custom footer for terms and conditions, or disclaimers.

B I X² X₂ 19481

Attn: Oner Network, Inc. One World Trade Center, 85th Floor, New York, NY 10007, USA. Oner Network, Inc. is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Call-to-action

Learn more 10

Landing page URL

http://wefunder.com/oner?utm_source=linkedin_paid&utm_campaign=outer_network

Subject

Exclusive Invitation: Early Bonus Available 17

Message text

Insert custom fields

Dear %FIRSTNAME%,

We're inviting you to **join Oner Network's early investment round** — with limited early-access bonuses available.

👉 Learn more

Building a smarter, faster, and radically more affordable financial network — made for both humans *and* AI.

Over **85 investors** have already joined us, and we'd love to have you on board too.
Open to all (both accredited and non-accredited) investors.

Warm regards,
***
Explore our story, invest, chat with us, or book a quick call **here**.

Custom footer & Terms and Conditions

✓ Add custom footer for terms and conditions, or disclaimers.

19481

Attn: Oner Network, Inc. One World Trade Center, 85th Floor, New York, NY 10007, USA. Oner Network, Inc. is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Call-to-action

Learn more 10

Landing page URL

http://wefunder.com/oner?utm_source=linkedin_paid&utm_campaign=outer_network

---

Subject

Exclusive Invitation: Early Bonus Available 17

Message text

Insert custom fields

Dear %FIRSTNAME%,
I hope you're doing well.

Families and businesses lose *billions* every year to *unfair payment fees.*

At **Oner Network**, we're building a smarter, faster, and radically cheaper financial network for humans and AI.

We're raising now on **Wefunder**, where *anyone* — accredited or not — can invest from as little as $100. (*Early backers receive special bonus rewards — available now.)*

👉 **Learn more**

👉 **Book a call**

We invite you to explore our pitch materials and consider backing us early in building a fairer financial future.

Warm regards,
***, ONER Network

Custom footer & Terms and Conditions

✓ Add custom footer for terms and conditions, or disclaimers.

19481

Attn: Oner Network, Inc. One World Trade Center, 85th Floor, New York, NY 10007, USA. Oner Network, Inc. is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Call-to-action

Learn more 10

Landing page URL

https://wefunder.com/oner

Sent Email

Sent at: Thu, Sep 4, 2025 at 4:22 PM

[redacted]

Subject: [redacted], Would value your feedback on Wefunder

Hi [redacted]

Saw you back founders.

Oner Network is live on Wefunder, building intelligent infrastructure.

wefunder.com/oner

Always value experienced investor feedback.

[redacted]

Re: [redacted], Would value your feedback on Wefunder Inbox ×

[redacted]

Hope this finds you well,

Just following up on my earlier email.
We'd greatly value your perspective and feedback.

Thanks,
Not Interested? Unsubscribe

[redacted]

Hi [redacted]

Saw you back founders.

Oner Network is live on Wefunder, building intelligent infrastructure.

wefunder.com/oner

Always value experienced investor feedback.

Thanks,
[redacted]

Attn: Oner Network, Inc. One World Trade Center, 85th Floor, New York, NY 10007, USA. Oner Network, Inc. is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. help.wefunder.com/testing-the-waters-legal-disclosure

Not Interested? Unsubscribe

[redacted]

If you'd like to own a piece of Oner Network, our raise is live here: wefunder.com/oner

I'd be delighted to hop on a meeting or send any info you'd like to learn more on.

Best,

[redacted]

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Not Interested? Reply "STOP"

[redacted] Sep 24, 2025, 12:15 AM

Dear Dana [redacted]

Just checking if you've had a chance to check my previous email out.

We'd value your thoughts—happy to walk you through anytime.

Best,

...

[redacted] Oct 1, 2025, 11:57 PM

Dear Da [redacted]

Oner's raise is now live on Wefunder, and I'd be glad to walk you through our progress and plans.

You can find a time with the founding team here: https://calendly.com/onernetwork/w

Regard

[redacted]

...

[redacted] 2025, 10:12 AM (6 days ago)

Dear Da [redacted]

We noticed you started your investment in Oner on Wefunder — amazing! 🎉
You're just one step away from joining our early backers.

👉 **Complete your reservation now**: https://wefunder.com/oner

Your support helps us grow and reach our next milestone.
Have any questions? Just reply — we're happy to help!

Thanks,

...

--

[redacted]

For the intended recipient; informational use only.

New on Wefunder - Oner Network

External · Inbox

Summarize this email

[redacted] Sat, Oct 18, 1:46 AM (4 days ago)

[redacted]

We saw [redacted] and thought you might be interested in Oner Network.

Oner is building an intelligent network for global payments — faster, cheaper, and AI-enabled. The 35+ team and advisors include experts from JPMorgan, Goldman Sachs, IMF, and IBM, and more.

See their campaign on Wefunder: wefunder.com/oner
Book a meeting: calendly.com/onernetwork/w

I'm **adding** [redacted] **from the Oner team** here — happy to answer any questions or connect you directly. Thanks for your time.

Best
[redacted]

P.S. Reply "**Stop**" if you prefer not to receive further emails

Attn: Oner Network, Inc. One World Trade Center, 85th Floor, New York, NY 10007, USA. Oner Network, Inc. is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. *help.wefunder.com/testing-the-waters-legal-disclosure*

[redacted] Sat, Oct 18, 2:15 AM (4 days ago)

[redacted]

Nice to e-meet you. *Appreciate the Intro, Kaia.*

Happy to share more details or answer any questions.

Best,
[redacted]

Re - Questions

External · Inbox

Summary

[redacted] Oct 5, 2025, 11:36 AM

[redacted]

Sthuthi,

The following questions were received from [redacted] ([redacted]) Please get back to him when you can. Much appreciated.

[redacted]'s message:
"I have many questions…

What's the differentiator with your product? Is there any intellectual property that is defendable or would require a licensing agreement for others to use? Wise, Zelle, and others seem to offer similar services. Why would the cost be so low for such a high-margin service today, like Amex or Visa? Is the goal to be acquired, or do you plan to pursue an IPO and go public?"

Disclaimer: Forward-looking statements may vary based on market conditions and execution.

Oner Network, Inc. is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. help.wefunder.com/testing-the-waters-legal-disclosure

•••

--

[redacted]

For the intended recipient; informational use only.

Let me know if there are any other questions or if a call would be helpful

Best,

Disclaimer: This communication is for informational purposes only and may contain forward-looking statements. Please see full disclosures on our Wefunder page.

•••

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[redacted] Oct 6, 2025, 8:23 PM

Thanks. This is very helpful!

•••

Early-bird bonus—new on Wefunder
Reserve from $100; limited early-bird allocation.

Building an intelligent network for faster, fairer payments—"Visa for the 21st century.

Early-bird bonus is live. New on Wefunder. Already dozens of investors committed.

👉 **See the deal**

Please share this opportunity with your friends and family—together, we can make a difference.

(Not investment advice). This company may be "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

01-[1]

This company may be "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

02-

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[1] **We are sharing a sample of the "Testing the Waters" communications for reference purposes only. This sample is provided because it is the same version used for A/B testing, and it includes all standard disclosures and disclaimers.**

03